Filed Pursuant to Rule 433

Registration No. 333-190509 and Registration No. 333-190509-01

August 20, 2013

PRICING TERM SHEET

Abbey National Treasury Services plc

U.S.$1,000,000,000 3.050% Notes due 2018

fully, unconditionally and irrevocably guaranteed by

Santander UK plc

Issuer:	Abbey National Treasury Services plc

Guarantor:	Santander UK plc

Expected Issue Ratings:	A2 (neg) (Moody’s) / A (neg) (S&P) / A (stable) (Fitch) *

Status:	Senior, Unsecured

Offering Format:	SEC-Registered

Form of Notes:	Registered Global Note

Aggregate Principal Amount:	$1,000,000,000

Trade Date:	August 20, 2013

Settlement/Issue Date:	August 23, 2013, which is the third Business Day after the Trade Date

Maturity Date:	August 23, 2018

Interest Rate:	3.050% per year

Interest Payment Dates:	Every February 23 and August 23, commencing on February 23, 2014 and ending on the Maturity Date

Business Day:

Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

Business Day Convention:	Following Business Day Convention

Day Count Fraction:	30/360, unadjusted

Benchmark Treasury:	1.375% due July 31, 2018

Benchmark Yield:	1.548%

Spread to Benchmark:	T+155 bps

Re-offer Yield:	3.098%

Price to Public:	99.779%

Underwriting Discount:	0.350%

All-in Price:	99.429%

Net Proceeds (before expenses):	$994,290,000

All-in Yield:	3.174%

Tax Redemption:

In the event of various tax law changes that require us to pay additional amounts and other limited circumstances as described in the prospectus, we may redeem all but not some of the notes prior to maturity.

Joint Book-Running Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Santander Investment Securities Inc. and Wells Fargo Securities, LLC

Paying Agent and Trustee	The Bank of New York Mellon

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Delivery:	DTC delivery free of payment

ISIN/CUSIP:	US002799AL89 / 002799AL8

Expected Listing:	New York Stock Exchange

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  The ratings are subject to revision or withdrawal at any time by Moody’s, S&P or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Abbey National Treasury Services plc and Santander UK plc have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Abbey National Treasury Services plc and Santander UK plc have filed with the SEC for more complete information about Abbey National Treasury Services plc, Santander UK plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Abbey National Treasury Services plc, Santander UK plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 800-294-1322, Morgan Stanley & Co. LLC toll free at 866-718-1649, Santander Investment Securities Inc. collect at 212-407-0995 or Wells Fargo Securities, LLC toll free at 800-326-5897.